

STATEMENT OF FINANCIAL CONDITION
MINT BROKERS

December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MINT BROKERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — (212) 294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2018, is true and correct. I further affirm that neither the Partnership nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer



Notary Public

Kimberley Y. Boston
Notary Public. State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Partners' Capital.
☐ Statement of Changes in Subordinated Borrowings.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ Computation of CFTC Minimum Net Capital Requirement.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.
☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant To Commission Regulation 30.7.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

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Report of Independent Registered Public Accounting Firm

To the Partners and Management of Mint Brokers

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2019

Mint Brokers

Statement of Financial Condition

December 31, 2018

(In Thousands)

Assets		
Cash and cash equivalents	$	2,577
Other assets		29
Total assets	$	2,606
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	124
Total liabilities		124
Commitments and contingencies (Note 2)		
Subordinated borrowings		1,000
Partners' capital		
Limited partner		1,467
General partner		15
Total partners' capital		1,482
Total liabilities, subordinated borrowings and partners' capital	$	2,606

See notes to the statement of financial condition

Mint Brokers

Notes to Statement of Financial Condition

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., the limited partner (99%) and Mint Brokers Holdings II, L.L.C., the general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues through fees from related parties. Fees from related parties consist of commissions for introducing customers to an affiliate. The Partnership earns a fee on each trade executed for a customer introduced to the affiliate by the Partnership. Revenue is recognized at a point in time on the trade date. Net cash settlements between affiliates are generally performed on a monthly basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

1. General and Summary of Significant Accounting Policies *(continued)*

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned directly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities.

Recent Accounting Pronouncements – In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606)*: *Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either

1. General and Summary of Significant Accounting Policies *(continued)*

the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Partnership has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance does not have a material impact on the Partnership's statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842*, Leases, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842)*, *Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842)*, *Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Partnership has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method, financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

2. Commitments, Contingencies and Guarantees

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2018, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – Revenues for the Partnership are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services, clearing and settlement services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2018, the Partnership was charged by Cantor for such services and the uncollected balances are included in Payables to related parties in the Partnership's statement of financial condition.

4. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2018. As of December 31, 2018, the Partnership recorded a deferred tax asset of $197 which consists primarily of net operating loss carryforwards and book-tax differences related to compensation. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2018, the Partnership provided a full valuation allowance of $197 against the net deferred tax asset.

4. Income Taxes *(continued)*

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2018. As of December 31, 2018, the Partnership did not accrue any interest or penalties.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2011 through 2014 years. BGCP's U.S. federal and state and non-UBT local tax returns are no longer subject to examination by tax authorities prior to 2015 and 2013, respectively.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the basic method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2018, the Partnership had net capital of $2,408, which was $1,408 in excess of its required net capital.

6. Revenues from Contracts with Customers

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Partnership's statement of financial condition for the year ended December 31, 2018.

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

6. Revenues from Contracts with Customers *(continued)*

The Partnership did not have any receivables related to revenue from contracts with customers at December 31, 2018 and January 1, 2018.

The Partnership did not have any deferred revenue at December 31, 2018 and January 1, 2018.

7. Off-Balance Sheet Risk

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership's attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these

7. Off-Balance Sheet Risk *(continued)*

positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's statement of financial condition for any particular reporting period.

Operational Risk

In providing its array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Foreign Currency Risk

The Partnership is exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of the Partnership's revenues and expenses. In addition, changes in the remeasurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

8. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. of $1,000 as of December 31, 2018. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2020. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

Mint Brokers

Notes to Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

9. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.